Exhibit (a)(1)(J)
NEWS RELEASE
Contact:
MacKenzie Partners, Inc.
+1 212 929 5500
Source:
Bireme Limited
Bireme Limited Announces Final Proration Results of Tender Offer for Acorn International, Inc.
NEW YORK, July 12, 2011 — Bireme Limited (“Bireme”) today announced final proration results of its tender offer to purchase ordinary shares, par value $0.01 per share (“Ordinary Shares”), of Acorn International, Inc. (“Acorn”) (NYSE: ATV), and American Depositary Shares of Acorn (“ADSs”), each representing three Ordinary Shares, in an aggregate amount not to exceed 20,000,000 Ordinary Shares (taking into account both Ordinary Shares that are tendered and Ordinary Shares underlying ADSs that are tendered). The offer price is $2.00 per Ordinary Share, which represents $6.00 per ADS, in cash, without interest. The offer expired at 5:00 p.m. New York City time on July 1, 2011.
In accordance with the terms and conditions of the tender offer and based on final information provided by Computershare Trust Company, N.A., who is acting as Ordinary Shares Tender Agent, and Citibank, N.A., who is acting as ADS Tender Agent, a total of 28,233,934 Ordinary Shares of Acorn, including Ordinary Shares represented by 9,350,245 ADSs, were properly tendered and not withdrawn. The amount of Ordinary Shares properly tendered and not withdrawn has exceeded the maximum tender amount of 20,000,000 Ordinary Shares. Since the offer was oversubscribed, the number of shares that the Company purchased from each of the tendering stockholders was prorated. The final proration factor was 70.83677%.
Citibank, N.A. and Computershare will promptly wire the payments for the Ordinary Shares and ADSs accepted for payment based on the proration factor indicated above and adjustments to avoid purchases of fractional Ordinary Shares or ADSs. All Ordinary Shares and ADSs tendered but not accepted for payment in the tender offer will be returned to the tendering shareholders.
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